Exhibit 99.1

Nevada Geothermal Reports Interim Results for Well
Four at the Blue Mountain Geothermal Project
Another Prolific Producer!

VANCOUVER, B.C., January 18, 2008, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to announce positive results from Well 25-14, completed to a depth of 2370 feet (722 metres), having intersected a strong production zone at 2270 feet (692 metres).

Rig-on flow testing on January 7, 2008, encountered temperatures of 378°F (192°C) and the capacity of this well is expected to be similar to Well 26A-14 and Well 23-14. Longer term testing is planned and results are expected in the next month.

“We are very pleased with the success of how the development drilling is proceeding at Blue Mountain Faulkner I Power Plant. We have drilled approximately 20 MW net capacity from just three wells.” stated Brian Fairbank, President & CEO.

The ThermaSource rig resumed drilling in early December 2007 and will be kept under contract to completion of production and injection wells. The drill rig is being moved to the fifth well site (44-14) and construction has begun on the drill pad for the sixth Well 42-14.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the Utility’s 120kV-transmission line north of Mill City, Nevada. The electric power is to be sold to Nevada Power Company under a 20-year Power Purchase Agreement for up to 35 MW gross of geothermal power. Phase I at Blue Mountain is expected to commence power generation in late 2009.

About Nevada Geothermal Power Inc.
Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, renewable and sustainable. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain that is expected to commence power generation late 2009 for up to 35 MW gross of geothermal power, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO

www.nevadageothermal.com

Investor Inquiries
Shelley Kirk
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Toll Free: 866-688-0808 X118
Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans
Managing Partners
Pro-Edge Consultants Inc.
Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.